

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
George Putnam
President and Chief Executive Officer
EMC Metals Corp.
1430 Greg Street, Suite 501
Sparks, Nevada 89431

> **Re: EMC Metals Corp.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2012**
> **File No. 333-181271**
> **Form 10-K for the Period Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 000-54416**

Dear Mr. Putnam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Plan of Distribution, page 14

2. You state that "[n]one of the selling security holders are broker-dealers nor are any affiliates of broker-dealers." However, it appears that Spartan Securities Group Ltd. may be a broker-dealer or an affiliate of a broker-dealer. Please revise your disclosure to indicate whether Spartan is a broker-dealer or an affiliate of a broker-dealer. If Spartan is a broker-dealer, please disclose, if true, that the shares were received as compensation for underwriting services. If Spartan is an affiliate of a broker-dealer, please disclose, if true, that Spartan acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that Spartan is an underwriter.

Signatures, page 21

3. Please revise to provide the signatures of the principal financial officer and the controller or principal accounting officer, or identify the appropriate title for your principal accounting officer or controller if they are signing your registration statement in another capacity, in the second signature section, as required by Instruction 1 to the Signatures to Form S-1.

Consent

4. Please provide a revised consent form the independent accountant with your amended S-1.

Form 10-K for the Period Ended December 31, 2012

Consolidated Financial Statements

5. We note that the audit report provided with the Form 10-K for the period ended
    December 31, 2011 does not include a conforming signature. Please refer to Item 302(a)
    of Regulation S-T and file a revised Form 10-K with the appropriate signature.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pam Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Edward L. Mayerhofer, Esq.